UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-37964

BRAZOS VALLEY LONGHORN, L.L.C.
(successor in interest to WildHorse Resource Development Corporation)
(Exact name of registrant as specified in its charter)

6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6.875% Senior Notes due 2025
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 44

Pursuant to the requirements of the Securities Exchange Act of 1934, Brazos Valley Longhorn, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2019	BRAZOS VALLEY LONGHORN, L.L.C. (successor in interest to WildHorse Resource Development Corporation) (Registrant)
	By:	/s/ James R. Webb
	Name: Title:	James R. Webb Executive Vice President – General Counsel and Corporate Secretary

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